Exhibit 17.2

June 1, 2015

Via E-Mail

Ms. Tamala L. Longaberger

c/o Mr. John W. Zeiger

Zeiger, Tigges & Little LLP

3500 Huntington Center

41 South High Street

Columbus, Ohio 43215

Dear Ms. Longaberger:

I am in receipt of your May 29, 2015, correspondence. We accept your resignation as a director of CVSL Inc. (the “Company” or “CVSL”) effective as of that date. I am writing to you, however, to correct several inaccuracies contained in your correspondence with the Company.

Your attempted resignation of your employment position at The Longaberger Company is improper and ineffective because you were terminated for good cause on May 27, 2015. On that date, CVSL sent a letter to your attorney, Mr. John Zeiger, notifying you of your termination. CVSL was compelled to terminate you after an internal investigation revealed that you engaged in substantial misconduct that has damaged The Longaberger Company and CVSL. Contrary to your claim, our attorney never promised to provide you details of our internal investigation. CVSL’s decision to terminate you on May 27, 2015, for good cause was a decision that was well within its rights under your March 8, 2013 Employment Agreement (“Agreement”). In relevant part, Paragraph 4.2 of the Agreement provides: “the Company may immediately terminate this Agreement at any time during the Employment Period for ‘Good Cause.’” The Employment Period includes “such time as the Executive is employed with CVSL,” meaning that CVSL was within its rights to terminate you at the time of the termination letter.

Even absent your termination at The Longaberger Company for good cause, your resignation would be ineffective for a number of reasons under the Agreement. For example, the events that you claim constitute “good reason” for your resignation are without merit. Additionally, you, in violation of Paragraph 4.4.3 of the Agreement, failed to provide notice to CVSL of the events you mentioned in your April 28, 2015, letter within 90 days of their alleged occurrence, among other things.

Contrary to your assertion that CVSL “reneged on the agreement,” CVSL and The Longaberger Company have worked in good faith in an attempt to reach an amicable resolution. Nonetheless, no agreement was ever reached between you and CVSL/The Longaberger Company. First, the material terms of an agreement were not reached, nor was there ever a meeting of the minds as to material terms. As you know, your counsel insisted on terms that were never agreeable to CVSL or The Longaberger Company. Second, an agreement in writing never materialized, and no signed agreement exists, as would be required under the law given the proposed term of payments exceeding one year. Third, your characterization of the negotiations is incorrect, as CVSL’s counsel explained multiple times in no uncertain terms that we were working to propose and forge an agreement and ultimately ensure that it would be a valid agreement for the parties to sign. CVSL’s counsel never went 10 days without communicating with your counsel. Fourth, your extensive misconduct that we continue to uncover has undermined the possibility of CVSL and The Longaberger Company reaching an agreement with you.

Ms. Tamala L. Longaberger

Page Two

June 1, 2015

Regarding our decision to terminate you for cause, I would like to note that, upon learning of your intention to leave The Longaberger Company, we immediately put a team into place to effect a transition. That team has uncovered evidence of your misconduct harmful to The Longaberger Company, which made it necessary to terminate you.

As for your resignation as a director of CVSL, as stated above, CVSL accepts your resignation from that position. The reasons you cite in your letter for resigning as a director, however, are unfounded and improper. Those purported reasons relate to issues that, to the extent they actually existed, involved CVSL’s subsidiary, not CVSL itself. Moreover, as CEO of that subsidiary, you did nothing to cure or alleviate any of the issues about which you complain in your letter.

The reasons cited in your first draft of a letter to CVSL of April 28, 2015 offering your resignation as a director, to which you now refer notwithstanding that your letter (and proffered resignation as a CVSL director) was completely retracted prior the filing of the Company’s Current Report on 8-K, dated May 4, 2015, were also incorrect. For example, you claimed that your resignation was prompted by three factors: Having your salary of $850,000 reduced; having your responsibilities reduced with another executive supposedly “engaged senior to [you] at the Company”; and a purported concern over the company’s payment of state sales and use taxes. These purported grievances are completely without justification.

Regarding state sales and use taxes, The Longaberger Company has made every good faith effort to pay all state taxes appropriately. When notices relating to state taxes were received by you and forwarded to CVSL, they were forwarded to Longaberger’s payables to be processed accordingly.

Regarding your salary, while your salary was indeed reduced to $250,000, you failed to note that it was done at the insistence of The Longaberger Company’s bank at the time of the reduction and with your express consent. Nevertheless, you still remained the highest-paid executive at the company.

Regarding your authority, CVSL firmly maintains that there is no truth to your statement that someone was placed senior to you in authority at the company. You were chairman until the time of your attempted resignation. No Longaberger executive was ever given authority over you. With respect to your job responsibilities, you were asked to focus on strengthening relations with the sales field and agreed to do so. Unfortunately for the company, you showed an unwillingness to perform this important work consistently, or even to spend time at the company’s principal office, which directly impacted your job performance. Your lengthy absences from the company’s home office became so frequent and egregious that you made yourself an absentee CEO.

Additionally, by your own admission, you engaged in an inappropriate personal relationship with a subordinate executive who was in a senior position with The Longaberger Company. This represented a clear conflict of interest to us.

Ms. Tamala L. Longaberger

Page Three

June 1, 2015

For at least these reasons, neither your withdrawn resignation letter as a CVSL director of April 28, 2015, your revised attempted resignation letter as an employee at The Longaberger Company of April 28, 2015, nor your resignation letter as a CVSL director of May 29, 2015 is completely accurate, nor puts forth a good reason such that you could terminate your relationships with CVSL and The Longaberger Company in the manner you attempted to do so. Nor does it put forth a good reason for not fulfilling your responsibilities as a CVSL director and serving out the balance of your term through June 23, 2015.

As you know, on June 23, 2015, the Company will be holding its Annual Meeting of Shareholders at which, among other things, the election of ten (10) directors to our Board of Directors to hold office until our next Annual Meeting of Stockholders and until their successors are elected is the first item for our shareholders to be acted on. As we had advised you, we did not include you in the slate of the ten (10) directors seeking re-election because of your desire to separate your relationship from the Company. We fully expected, however, that you would fully serve out the balance of your term as a director, which absent your resignation of May 29, 2015, which has been accepted, would have terminated by its own terms on June 23, 2015.

Finally, please note that, in light of CVSL’s decision to terminate you on May 27, 2015, CVSL will comply with the provisions of the Agreement that apply to termination for good cause. See Paragraph 4.2 of the Agreement.

This letter does not constitute complete statement of the Company’s rights and remedies in respect of the foregoing, all of which are reserved.

Sincerely,

Heidi Hafer

General Counsel

cc:	Board of Directors

Gracin & Marlow, LLP

Fish & Richardson P.C.